Exhibit 99.1

GreenPower to Showcase Type D BEAST and Type A Nano BEAST All-Electric, Purpose-Built School Buses at STN Reno

RENO, Nev., July 10, 2023 /PRNewswire/ -- GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced its participation at the School Transportation News (STN) Expo Reno Conference and Trade Show on July 14 to 19 in Reno, Nevada at the Peppermill Resort.

GreenPower will display its BEAST and Nano BEAST during the Trade Show on Monday, July 17 from 5:30 to 8:30 p.m. PDT and Tuesday, July 18 from 2:00 to 6:00 p.m. PDT in booth #535.

The BEAST is GreenPower's purpose-built, 40-foot Type D school bus that can seat up to 90 passengers. The vehicle features a modern monocoque chassis, and we believe is the safest, most durable and reliable all-electric school bus available on the market today. The Nano BEAST is a purpose-built, zero-emission, Type A school bus with seating for up to 24 students, or the option for wheelchair securements and a rear curbside lift. GreenPower's all-electric school buses have a class-leading range of up to 150 miles.

"All-electric school buses represent the future of safe, sustainable and efficient school transportation," said Michael Perez, Vice President of School Bus, Contracts and Grants. "We are excited to be back at STN to demonstrate our buses' impressive features and capabilities to industry professionals and attendees. Our all-electric, purpose-built school buses are changing the way we transport kids, providing a healthier future for students and communities."

Green Bus Summit
Transportation professionals from across the country will come together for the annual STN Expo to connect and learn about the latest training techniques, products and services. Most importantly, the Green Bus Summit held during STN Reno will provide a full day of discussion sessions regarding electric school bus adaptation and a ride and drive event in the evening.

During the Green Bus Summit, GreenPower, alongside West Virginia representatives, will share the findings from the pilot program which allowed 18 school districts in West Virginia the opportunity to experience GreenPower all-electric school buses in real-world scenarios. The session titled The Secrets to Deploying All-Electric School Buses in Differing Conditions will be on Sunday, July 16 from 11:00 to 11:50 a.m. PDT.

GreenPower's Type D all-electric school bus will be featured at the Green Bus Summit ride and drive on Sunday, July 16 from 6:30 to 8:30 p.m. PDT. Attendees will have the opportunity to ride in the purpose-built EV school bus and experience the ride and maneuverability it delivers.

Media Contacts:
Mark Nestlen
VP of Business Development and Strategy, GreenPower
mark.n@greenpowermotor.com

Allie Potter
Skyya PR for GreenPower
(218) 766-8856
allie@skyya.com

ATM Offering
GreenPower today provided a quarterly update with respect to the Company's at-the-market equity offering program implemented on September 16, 2022 pursuant to a Sales Agreement (the "Sales Agreement") with Roth Capital Partners, LLC (the "Agent"). For the three months ended June 30, 2023 GreenPower issued a total of 188,819 common shares through the facilities of Nasdaq at an average share price of $2.7587 per share for gross proceeds of $520,892. Pursuant to the Sales Agreement, a cash commission of $14,325 was paid to the Agent resulting in net proceeds of $506,567.

About GreenPower Motor Company
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com.

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2023 GreenPower Motor Company Inc. All rights reserved.